

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2017

Christopher O'Reilly
General Counsel and Secretary
Emergent Capital, Inc.
5355 Town Center Roard, Suite 701
Boca Raton, FL 33486

> **Re: Emergent Capital, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement**
> **on Schedule 14A**
> **Filed May 22, 2017**
> **File No. 001-35064**

Dear Mr. O'Reilly:

We have limited our review of your filing to the issues addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Item 4 - Vote to Approve the Amendment to the Articles of Incorporation, page 28

1.   We note your response to prior comment 1. Please provide us an analysis explaining why pro forma financial statements are not required pursuant to Regulation S-X. In responding, please consider the guidance in the Division of Corporation Finance Reporting Manual, Section 3160.1. Additionally, we note that your disclosure on page 44 indicates that that you are incorporating by reference to your Annual Report on Form 10-K. Please refer to Schedule 14A, Item 13(b)(2) and revise to discuss delivery of the report. Also, revise to include or incorporate your financial statements for the period ended March 31, 2017.

<u>Background of the Transaction, page 29</u>

2.   We note your response to prior comment 5 and the revised disclosures on page 29 concerning the background to the transaction. Please revise to explain the transaction reflected in the January 20, 2017 letter of intent from the Interested Party. Also, explain why the board chose to approve signing the PJC letter of intent instead of the Interested Party letter of intent.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Legal Branch Chief, at (202) 551-3625 with any questions.

      Division of Corporation Finance
Office of Healthcare & Insurance